CanAlaska Ventures Ltd.

TSX.V – CVV   OTCBB – CVVLF                       Toll Free 1.800.667.1870                                            www.canalaska.com

FOR IMMEDIATE RELEASE

      NEWS RELEASE

CANALASKA VENTURES INCREASES PROPERTY PORTFOLIO IN ATHABASCA BASIN TO OVER 2 MILLION ACRES

Vancouver, BC, March 1, 2006 – CanAlaska Ventures Ltd. (TSX.V - CVV) is pleased to announce that the company has added additional properties to its Athabasca Basin exploration portfolio.

Located along the North Rim of the Basin, the Poplar claims adjoin the company’s existing properties at Helmer and Lake Athabasca to provide for coverage along 230 kilometres of the northwestern Athabasca Basin edge (see attached map).

Including the 75,507 hectares of the Poplar Project, CanAlaska’s total land holdings now total 834,622 hectares or 2,061,516 acres, representing one of the largest exploration portfolios in the Athabasca Basin.

Updates of other active projects in the Basin:

West McArthur

In February, 2006 the first diamond drills moved onto uranium targets on the West McArthur property to commence testing targets as defined over the past year by multiple airborne and ground geophysics surveys.

Two drills are now on the property, each just now commencing full time production.  Access to the current drill sites had been hampered for the past two weeks due to unseasonably warm weather and open water on the access tracks. (see pictures - http://www.canalaska.com/s/PhotoGallery.asp?ReportID=130464)

Six targets will be tested over the next 60 days, with additional targets being readied by survey crews.

Waterbury

The Waterbury Project, currently under option to Northwestern Mineral Ventures Ltd, is also being prepared for drill testing.  The Company is finishing ground geophysical surveys over airborne geophysical anomalies east of the Cigar Lake mine.  These targets are planned for drill testing, commencing in mid-March.  A series of holes are planned to evaluate unconformity related uranium targets at depths of less than 250 metres.

Lake Athabasca

Survey crews have established grids over the Stewart Island uranium showings (see Jan 25, 2006 news release), and geophysical crews are mobilising to define drill targets based on this past spring-summer airborne surveys.  The Company is currently procuring a fourth drill for this project, and expects to commence testing of the current targets in late March.

News Release

March 1, 2006

About CanAlaska Ventures Ltd.

CanAlaska possesses sixteen, 100% owned, uranium projects in the Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,061,516 acres.  In 2005, CanAlaska expended over Cdn$4 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets.  The first of these properties is now being drill-tested.

Investor Contact: Emil Fung: Emil Fung Tel: 604.685.1870 Toll Free: 1.800.667.1870 Email: ir@canalaska.com

On behalf of the Board of Directors

Peter Dasler, President

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

March 1, 2006

Camsell
Poplar
NE Project
Alberta
Lake Athabasca
Helmer
ATHABASCA BASIN
Hodgson
Arnold
Waterbury
McTavish
West McArthur
Cree West
Moon
Geikie
Cree East
Key
ATHABASCA BASIN
Uranium Deposits
Athabasca Basin Edge
Exclusions
CanAlaska Projects
New Projects
Other Dispositions
0
50
100
150
Kilometers

CanAlaska Uranium Projects in the Athabasca Basin

Total CanAlaska Claims in the Athabasca Basin: 834,622 hectares (2,061,516 acres)

Map Drafted by Brian King, CanAlaska Ventures Ltd. March, 2006.

Copyright (c) 2006 CanAlaska Ventures Ltd. All Rights Reserved.

News Release

March 1, 2006